No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2017

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

TOKYO, Japan, June 8, 2017 – Honda Motor Co., Ltd. President & CEO Takahiro Hachigo held a press meeting (Honda Meeting 2017) to discuss the future direction of Honda, including various products and technologies and the company’s newly announced 2030 Vision.

Exhibit 2:

Honda Motor Co., Ltd. (the “Company”) hereby notify you that after the reports described below were heard, all the proposals were approved as briefly described below by the 93rd Ordinary General Meeting of Shareholders of the Company held on June 15, 2017.

Exhibit 3:

The English translation of Report of Independent Directors of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: June 20, 2017

TOKYO, Japan, June 8, 2017 – Honda Motor Co., Ltd. President & CEO Takahiro Hachigo held a press meeting (Honda Meeting 2017) to discuss the future direction of Honda, including various products and technologies and the company’s new 2030 Vision. Following is a summary of his formal remarks, with new announcements indicated with underlined text.

Speech Summary:

<<What Honda has achieved in the last two years and the direction Honda will take in the future>>

Since I became president, we have set and pursued the following two themes:

•	Development of challenging products unique to Honda

•	Advancement of our six-region global operation structure

1. Strengthening global models and regional models

We have been strengthening our global and regional models, which have long been strengths of Honda.

<Global models>

•	Civic: Sales of the all-new Civic with a refined design and driving experience are going strong everywhere. The announcement of this all-new Civic in Japan is planned in late July 2017.

•	CR-V: Sales of the all-new CR-V started in the U.S. With the addition of a hybrid version, we are going to further grow CR-V as a strong global model.

•	The next-generation Accord: Accord will undergo a full model change this year starting from the U.S. market, with a further advanced design and driving experience.

<Regional models>

•	Highly-acclaimed and continuously-growing regional models include the BR-V (Asia), the Ridgeline and Odyssey (North America), the Avancier and UR-V (China).

•	N-BOX mini-vehicle model (Japan) will undergo a full model change this fall.

2. Design and driving experience

•	Design: We are going to launch our new design direction at an auto show this fall.

•	Driving experience: Technologies to realize what Honda strives for – further evolved “driving experience that performs at the will of the driver” – are currently under development.

3. Mutually complementary system for Honda’s global operations

•

Balancing supply and demand in global production and sales: We have been working to establish a flexible production system and mutually complementary production among six regions. We began seeing positive results from our efforts.

•

In North America, in order to enable us to accommodate the recent increase in demand for SUVs, we are in the process of establishing a production system where we can handle the production of light truck models such as the Honda CR-V and Pilot and the Acura MDX more flexibly.

•	As for Civic Hatchback, supply from the U.K. to North America has begun and export to Japan is being planned.

•

The WR-V, a regional model developed mainly by the Honda R&D center in Brazil, is now being produced and sold in India as well. We are facilitating inter-regional coordination to evolve our models more efficiently.

4. Enhancing the introduction of electrification technologies

<Automobiles>

•	We strive to electrify two-thirds of global automobile unit sales in 2030.

•	Our development will put a central focus on hybrid-based models utilizing a high-efficiency plug-in hybrid system unique to Honda.

•	As for zero-emission vehicles (ZEV), we will strengthen the development of electric vehicles (battery EV) in addition to fuel cell vehicles (FCV).

•

Battery EV: In addition to a China-exclusive model scheduled to go on sale in 2018, a dedicated EV model for other regions are also currently under development. We will introduce this model at an auto show this fall.

•

In order to further increase development speed, we are strengthening our system and capability for the development of electrified vehicles. In October of last year, we established within Honda R&D an Electric Vehicle Development Division, a specialized team which will be in charge of developing the entire vehicle including the powertrain and body.

<Motorcycles>

•	We are striving to promote the electrification of commuter models, and we are planning to introduce some new models including an electric scooter in 2018.

•

We are currently working on the research and development of a highly-convenient system for electric commuters, which feature a detachable mobile battery that is easy to replace and/or recharge. We are considering to conduct demonstration testing of this mobile battery in collaboration with the Japan Post Co., Ltd. in Japan.

5. Initiative toward the introduction of advanced safety technologies

<Increasing the number of vehicles that feature Honda SENSING technologies>

•	In Japan, starting with the all-new N-BOX, we will make Honda SENSING standard equipment on all new models we introduce in Japan from here forward, including mini-vehicles.

•	We will expand application of Honda SENSING for all-new models in other regions as well, including North America, China, and Europe.

<Development of automated driving technologies>

•	Through its automated driving technologies, Honda is striving to “serve people worldwide with the joy and freedom of collision-free mobility.”

•	There are three values we want to realize.

1)	Realization of a society where people do not get involved in accidents

2)	Offering mobility products which enable all people to always enjoy the freedom of mobility.

3)	Creating travel time and cabin space that make mobility fun for people.

•	Concept of Honda’s automated driving.

1)

We strive to provide our customers with a sense of confidence and trust by offering automated driving that will keep vehicles away from any dangerous situation and also not make people around the vehicle feel unsafe.

2)

By featuring smooth and natural driving characteristics, our automated driving vehicle will realize occupant comfort that gives the driver complete trust and provides a fun of mobility that makes people naturally want to go driving.

•	We are going to realize automated driving technologies for use on highways in 2020. And then, we will make them usable in a broader area including regular roads.

•

As for automated driving on highways, we are striving to realize an automated lane-changing function which enables the vehicle to drive in multiple lanes without any command from the driver. And we also are going to realize an automated driving function which will free the driver from the need to monitor their surroundings while the vehicle is experiencing traffic congestion.

•	Moreover, we will strive to achieve the technological establishment of “level 4” automated driving for personal car use by around 2025.

<<2030 Vision>>

1. Concept behind formulating the 2030 Vision

•	In order to quickly respond and overcome rapid changes in our business environment, we set the direction we will take next and establish it as our vision.

•

For Honda to continue to be a company society wants to exist even in the year 2050, when Honda will be more than 100 years old, we envisioned what we want Honda to look like in such a future. And based on that, we determined what we want to look like in the year 2030, and we summarized that as our 2030 Vision.

<Constitution of the 2030 Vision>

1)	Vision statement

2)	Corporate attitude

3)	Direction of our initiatives toward the fulfillment of the 2030 Vision

4)	Business viewpoint to focus on

2. Introduction of the 2030 Vision Statement

We first clarified the two key elements of the Vision – the “universal passion of Honda” and the “strengths of Honda.”

<Universal passion of Honda>

•	Value proposition: To provide products and services that expand people’s dreams and potential.

•	Corporate attitude: Our approach to taking on new challenges while being driven by a strong passion to realize our value proposition.

<Strengths of Honda>

•

Existing strengths of Honda: 1) Strength in manufacturing a broad range of products including motorcycles, automobiles and power products and 2) earning 28 million customers per year in markets around the world.

•

New strengths: Our ability to create solutions, which includes both Mono-zukuri, the art of making things, and Koto-zukuri – which is creating new experiences through brand storytelling about the art of making things.

•	Through this integration of further advanced Mono-zukuri and Koto-zukuri, we will continue creating the strengths of Honda.

<2030 Vision Statement>

•	Two areas where we are going to create new value: 1) advancement of “mobility” and 2) value creation for people’s daily lives.

•

In these areas, we will bring the universal passion of Honda to “serve people worldwide with the joy of expanding their life’s potential.” And toward this end, we will “lead the advancement of mobility and enable people everywhere in the world to improve their daily lives.” This is our 2030 Vision Statement.

3. Direction of our initiatives toward the fulfillment of the 2030 Vision

<1) Creating value for “mobility” and “daily lives”>

•

We will focus on three areas, namely mobility, robotics, with a focus on AI, and energy solutions in order to provide people with the joy and freedom of mobility and the joy of making their lives better.

<2) Accommodate the different characteristics of people and society>

•

We will strive to further expand the joy of people by offering products and services that are optimized based on Honda’s desire to “utilize technology to help people, while putting people at the core.”

<3) Toward a clean and safe/secure society>

•

Striving to become No. 1 in the areas of the environment and safety, we will invest more resources in these areas. And we will strive to become a company that leads the effort to realize a carbon-free and collision-free society.

4. Business viewpoint to focus on

•

Toward the fulfillment of this Vision, we will transform and evolve our existing businesses and also create new value through efficient use of finite corporate resources. To this end, we identified three areas we will focus on, and we will utilize our corporate resources effectively and strengthen our business foundation.

<1) Inter-regional coordination and collaboration>

•	We will further enhance our inter-regional coordination and collaboration and increase the efficiency of our operations from a global perspective.

•

Toward this end, we will grow our global models strong, so that they will be well-received anywhere in the world. As for regional models, with consideration of customers needs in each region, multiple regions with similar customer needs will work together to realize common regional models with a high level of product strength. Through this initiative, we will strive to achieve more efficient business operations in each region.

<2) Collaboration for Open Innovation with third parties>

•	We will clarify what we should do on our own, and we will focus on that. At the same time, we will be proactive in engaging in Open Innovation with external partners.

•

Since its foundation, Honda’s strengths have been advantages in technologies and products centering around the powertrain and packaging, which includes internal combustion engines as well as more recent electrified vehicles. In addition, our business foundation established all around the world also has been one of our strengths.

•

Identifying “powertrain” and “packaging” as core Honda technologies, we would like to strengthen partnerships from the perspective of both Mono-zukuri (the art of making things) and Koto-zukuri (new experiences drawn from the art of making things) with our customers worldwide.

<3) Strengthening foundation of existing businesses>

•	We are going to strengthen our business foundation and ensure sustainable operations, especially with our automobile business, in order to solidify existing businesses.

•

We are currently moving forward with a project that will significantly advance Honda’s development system and capability. The special merit of Honda’s automobile development is our “SED development system,” where teams from development (R&D), production and sales work as one and form a project team to pursue product development. We will further advance this development system and introduce a new development process for Honda’s art of making automobiles, which will enable us to more efficiently create both products and services that appeal to people’s emotions.

•

As the first step of this initiative, we created a new planning division within Honda R&D called the Product and Perceived Quality Planning Division in October of last year. This is a planning team that ensures that our products feature “perceived quality” which is not easy to quantify.

•

In order to ensure that all of our automobile models consistently offer such “perceived value” to our customers, we are currently considering the introduction of modular strategies which include the sharing of parts and units.

•

We will newly establish an Automobile Cost Planning Division that will be in charge of comprehensive cost reduction by working closely among the divisions of Research & Development, Purchasing, and Production in addition to strengthening our capability in the area of cost planning.

•	Through those activities, we will aim for creating the attractive automobiles and achieving the comprehesive cost reduction by making both developing and producing new automobiles more efficient.

•	We will begin applying these initiatives starting from automobiles scheduled to go on sale in 2019.

5. Corporate attitude

•

For the fulfillment of our 2030 Vision, we will set the corporate attitude to “pursue growth through the pursuit of quality.” We will increase the quality of Honda products and services, and at the same time, we will increase the quality of our corporate activities, which we will carry out based on the strong principle that we want to please our customers.

(TRANSLATION)

June 15, 2017

To Our Shareholders,

Notice of Resolutions passed by

the 93rd Ordinary General Meeting of Shareholders

We hereby notify you that after the reports described below were heard, all the proposals were approved as briefly described below by the 93rd Ordinary General Meeting of Shareholders of the Company held today.

Yours sincerely,

Takahiro Hachigo
President and
Representative Director

Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku
Tokyo

Particulars

Matters reported:

1.	The Business Report, consolidated financial statements and unconsolidated financial statements for the 93rd Fiscal Year (from April 1, 2016 to March 31, 2017)

2.	The results of the audit of the consolidated financial statements for the 93rd Fiscal Year (from April 1, 2016 to March 31, 2017) by the independent auditors and the Board of Corporate Auditors

Matters resolved:

FIRST ITEM: Distribution of Dividends

The proposal was approved in its original form, and the year-end dividend for the fiscal year ended March 31, 2017 will be ¥24 per share of common stock.

SECOND ITEM: Partial Amendments to the Articles of Incorporation

The proposal was approved in its original form, and the main contents of the amendments are as follows:

(1) Amendments in connection with the transition to the “Company with Audit and Supervisory Committee”

1)

To enable the Company to transition to the Company with Audit and Supervisory Committee, provisions were added regarding the abolishment of the Board of Corporate Auditors and the establishment of the Audit and Supervisory Committee. (Article 4 of Amendments)

2)	New provisions were established in connection with “Directors who are Audit and Supervisory Committee Members.” (Article 20, Paragraph 2, Article 21, Paragraph 2 and 3, and Article 27 of Amendments)

3)

Pursuant to the transition to the Company with Audit and Supervisory Committee, the total number of Directors, including Directors who are Audit and Supervisory Committee Members, were prescribed as a maximum of 20 (in which Directors who are Audit and Supervisory Committee Members were a maximum of 7). (Article 19 of Amendments)

4)

The title of Chapter 5 was changed from “Corporate Auditors and Board of Corporate Auditors” to “Audit and Supervisory Committee.” The provisions regarding “Board of Corporate Auditors” were replaced to those regarding “Audit and Supervisory Committee.” (Articles 30 and 31 of Amendments)

5)

New articles were established to enable the Board of Directors to delegate all or part of decisions on execution of important operations to a Director (excluding matters stipulated in the items of Article 399-13, Paragraph 5 of the Company Law) by its resolution. (Article 28 of Amendments)

6)

Pursuant to the transition to the Company with Audit and Supervisory Committee, articles or provisions related to Corporate Auditors were deleted. (Articles 29 through 31 and Articles 34 and 35 of the previous Articles of Incorporation)

7)	Supplementary provisions were newly established in connection with the deletion of Articles 35 of the previous Articles of Incorporation. (Supplementary Provisions in the Amendments)

8)	Other necessary amendments or changes in connection with the transition to the Company with Audit and Supervisory Committee were made.

(2) Other overall amendments

Article numbers were reorganized to accommodate the newly established and deleted articles.

Please refer following website of the Company for the Article of Incorporation which has been amended:

http://world.honda.com/investors/stock_bond/regulations.html

THIRD ITEM: Election of Nine (9) Directors (Excluding Directors Who are Audit and Supervisory Committee Members)

The proposal was approved in its original form, and eight (8) Directors (excluding who are Audit and Supervisory Committee Members) were re-elected: Takahiro Hachigo, Seiji Kuraishi, Yoshiyuki Matsumoto, Yoshi Yamane, Kohei Takeuchi, Hideko Kunii, Motoki Ozaki, and Takanobu Ito. One Director was newly elected: Toshiaki Mikoshiba. They have all assumed their posts.

FOURTH ITEM: Election of Five (5) Directors Who Are Audit and Supervisory Committee Members

The proposal was approved in its original form, and five (5) Directors who are Audit and Supervisory Committee Members were newly elected: Masahiro Yoshida, Masafumi Suzuki, Toshiaki Hiwatari, Hideo Takaura, and Mayumi Tamura. They have all assumed their posts.

FIFTH ITEM: Determination of Amount of Remuneration for Directors (Excluding Directors Who are Audit and Supervisory Committee Members)

The proposal was approved in its original form, and the amount of remuneration for Directors (excluding Directors who are Audit and Supervisory Committee Members) was determined as “no more than 1.16 billion yen per year (of which the remuneration for Outside Directors shall be no more than 34 million yen per year)”.

SIXTH ITEM: Determination of Amount of Remuneration for Directors Who are Audit and Supervisory Committee Members

The proposal was approved in its original form, and the amount of remuneration for Directors who are Audit and Supervisory Committee Members was determined as “no more than 270 million yen per year”.

REPORT OF INDEPENDENT DIRECTORS

1. Basic Information

Company Name	Honda Motor Co., Ltd.	Securities Code Number	7267
Submission Date	June 15, 2017	Date of Change of Position (scheduled date)	June 15, 2017
Reason for Submission of Report of Independent Directors	To report that Criteria for Independence of Outside Directors were revised.

☑	The Company has selected all persons who are qualified to become independent directors/as independent directors. (*1)

2. Matters related to Independence of Independent Directors and Outside Directors

No.	Name	Outside Director	Independent Director	Attributes of Independent Directors and Outside Directors (*2, *3)													Details of Change of Position	Consent of the Said Person
				a	b	c	d	e	f	g	h	i	j	k	l	Not Applicable
1	Hideko Kunii	Outside Director	Yes													Yes	revised	Yes
2	Motoki Ozaki	Outside Director	Yes													Yes	revised	Yes
3	Toshiaki Hiwatari	Outside Director	Yes													Yes	revised	Yes
4	Hideo Takaura	Outside Director	Yes													Yes	revised	Yes
5	Mayumi Tamura	Outside Director	Yes													Yes	revised	Yes

3. Explanation of the Attributes of the Independent Directors and the Reasons for the Appointment

No.	Explanation of the Applicability of Attributes (*4)	Reasons for the Appointment of the Independent Director (*5)
1

Hideko Kunii has extensive experience and considerable knowledge regarding corporate activities and the software field in Japan as well as overseas and is active in the area of gender equality, and the Company expects to receive her advice regarding the Company’s operations from an objective, broad, and highly sophisticated perspective based on her experience and knowledge.

Hideko Kunii meets the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors,” and the Company’s judgment is that no conflicts of interest will arise with the Company’s general shareholders.

2

Motoki Ozaki served as a corporate manager over many years at a major chemical manufacturer operating globally, and has extensive experience and considerable knowledge regarding corporate management, and the Company expects to receive his advice regarding the Company’s operations from an objective, broad, and highly sophisticated perspective based on his experience and knowledge.

Motoki Ozaki meets the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors,” and the Company’s judgment is that no conflicts of interest will arise with the Company’s general shareholders.

3

Toshiaki Hiwatari has extensive experience and considerable knowledge as a legal affairs specialist. The Company expects him to audit and supervise the management of the Company from an objective, broad, and highly sophisticated perspective based on his experience and knowledge.

Toshiaki Hiwatari meets the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors,” and the Company’s judgment is that no conflicts of interest will arise with the Company’s general shareholders.

4

Hideo Takaura has extensive experience and considerable knowledge as a certified public accountant. The Company expects him to audit and supervise the management of the Company from an objective, broad, and highly sophisticated perspective based on his experience and knowledge.

Hideo Takaura meets the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors,” and the Company’s judgment is that no conflicts of interest will arise with the Company’s general shareholders.

5

Mayumi Tamura has extensive experience and considerable knowledge regarding corporate management. The Company expects her to audit and supervise the management of the Company from an objective, broad, and highly sophisticated perspective based on her experience and knowledge.

Mayumi Tamura meets the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors,” and the Company’s judgment is that no conflicts of interest will arise with the Company’s general shareholders.

4. Supplemental Explanation

The Company has established its “Criteria for Independence of Outside Directors” as follows.

<Honda Motor Co., Ltd. Criteria for Independence of Outside Directors>

The Company’s board of directors will determine that an outside director is sufficiently independent from the Company if it determines that the said outside director satisfies the requirements set forth below:

1.

He/she is not, and has never been, a person who executes the business of the Company group or a person from the Company group. Also, no family member, close relative, etc. (*1) of him/her has ever been a person who executes the business of the Company group during the last 5 years.

2.	He/she is not, and has never been, any of the following during the last 5 years:

1)	a person who executes the business of a large shareholder (*2) of the Company;

2)	a person who executes the business of (i) a major customer (*3) of the Company, or (ii) a company of which the Company is a major customer;

3)	a person who executes the business of a major lender of the Company group (*4);

4)	a person who belongs to an audit organization that conducts statutory audits for the Company;

5)	a person who receives a large amount (*5) of money, etc. from the Company, other than remuneration paid to directors of the Company;

6)	a person who executes the business of an entity whose outside director is also a person who executes the business of the Company; or

7)	a person who executes the business of an organization which is receiving a large amount of donation or grant from the Company (*6).

3.	No family member, close relative, etc. of the outside director currently falls under any of items 1) through 7) in paragraph 2 above.

4.	The total number of years of office of the outside director/outside corporate auditor does not exceed 8 years.

Notes

*1	A “family member, close relative, etc.” means a spouse of an outside director, a first or second degree relative, or any other relative who lives in the same place as the outside director.
*2	A “large shareholder” means a person who is one of the top 10 shareholders in terms of shareholding as of the end of a fiscal year.
*3

A “major customer” means a customer/supplier of the Company where the annual amount of transactions between the customer/supplier and the Company exceeds 2% of the consolidated sales revenue of the Company or the said customer/supplier.

*4

A “major lender” means a financial institution from which the Company group borrows, where the aggregate amount of such borrowings exceeds 2% of the amount of consolidated total assets of the Company or the financial institution as at the end of a fiscal year.

*5	A person receives a “large amount” if he/she receives consideration from the Company in excess of 10 million yen per year.
*6

An “organization which is receiving a large amount of donation or grant from the Company” means an organization which receives a donation or grant from the Company in excess of 10 million yen per year.

[End]

Established on May 15, 2015

Revised on June 15, 2017

▶1

If, among the outside directors/outside corporate auditors, all of them who satisfy the qualifications which are required to become an independent director/corporate auditor are notified as independent directors/corporate auditors, please check the box.

▶2	Matters to check regarding Attributes of the Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors:

a. person who executes business of the listed company or its subsidiary;

b. directors who are not executive personnel or accounting advisors of the listed company or its subsidiary (where outside corporate auditors are appointed as independent corporate auditors);

c. directors who are executive personnel or non-executive personnel of a parent company of the listed company;

d. corporate auditors of a parent company of the listed company (where outside corporate auditors are appointed as independent corporate auditors);

e. person who executes business of a fellow subsidiary of the listed company;

f. party for which the listed company is a major customer or a person who executes its business;

g. listed company’s major customer or a person who executes its business;

h. consultant, accounting professional, or legal professional who receives a large amount of money or other financial asset other than remuneration for directorship/corporate auditorship from the listed company;

i. listed company’s major shareholder (where the said major shareholder is a company, a person who executes its business);

j. person who executes the business of a customer of the listed company (where any of items f, g, and h do not apply to such customer) (this item only applies to the independent directors/corporate auditors himself/herself);

k. person who executes the business of an entity whose outside director/outside corporate auditor is also a person who executes the business of the listed company (this item only applies to the independent directors/corporate auditors himself/herself); and

l. person who executes the business of an entity to whom the listed company makes donations (this item only applies to the independent directors/corporate auditors himself/herself).

Please note that expressions used in each of items a to l above are abbreviations of words used in items which are stipulated in the rules of the stock exchange.

▶3

If any of the items above apply to the independent directors/corporate auditors himself/herself “now or recently,” please mark with a “¡” and, if any of the items above applied to the independent directors/corporate auditors himself/herself in the “past,” please mark with a “Δ.”

If any of the items above apply to a family member or a close relative “now or recently,” please mark with a “🌑” and, if any of the items above applied to any of them in the “past,” please mark with a “▲.”

▶4	If any of the items a to l above apply, please provide an explanation (summary).

▶5	Please write down the reasons for appointing the independent director/corporate auditor.